UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

November 20, 2022

(Date of Report (Date of earliest event reported))

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-2995859

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

680 East Colorado Blvd., Suite 500 Pasadena, CA	91101

(Address of principal executive offices)	(Zip Code)

626-244-8053

Registrant’s telephone number, including area code

Series C Preferred Stock
Series D Preferred Stock
Series E Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7.	Departure of Certain Officers

On November 20, 2022, James Jordan has resigned from his position as President of Miso Robotics, Inc. (the “Company”). Mr. Jordan will continue to serve as a Director of the Company. On the same date, the Board of Directors of the Company appointed the Company’s Chief Executive Officer, Mike Bell, to the position of President.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/ Mike Bell
Mike Bell, Chief Executive Officer, President Miso Robotics, Inc.
Date: November 23, 2022